Asia Pacific Wire & Cable Corporation Announces First Half 2012 Results; Board of Directors approves Share Repurchase Program

TAIPEI, Taiwan, October 5, 2012 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced consolidated financial results for the six months ended June 30, 2012.

Six Months Ended June 30, 2012 Financial Highlights:

  Revenues were $215.3 million, a decrease of 20.4% from $270.5 million in 1H 2011
  Gross profit was $22.8 million, a decrease of 22.4% from $29.3 million in 1H 2011
  Gross profit margin was 10.6%, compared with 10.8% in 1H 2011
  Net income attributable to APWC shareholders was $5.3 million, an increase of 3% from $5.1 million in 1H 2011
  Basic and diluted earnings per share was $0.38, an increase of 2.7% from $0.37 in 1H 2011
  $54.2 million in cash and cash equivalents at June 30, 2012

APWC’s first half 2012 revenues were adversely impacted by the severe flooding in Thailand that forced the temporary closure of many businesses in Thailand during the first quarter, including the Company’s Siam Pacific operations. As of April 2012, the Company’s Siam Pacific manufacturing facility in Thailand was fully rehabilitated and is now functioning at full operating capacity.

Financial Summary

$ million USD, except EPS	1H 2012	1H 2011	% Change
Net Sales	$215.3	$270.5	-20.4%
Gross Profit	$22.8	$29.3	-22.4%
Selling, General and Administrative Expenses	$15.5	$17.0	-8.5%
Operating Income	$11.0	$12.7	-13.1%
Net Income	$5.3	$5.1	+3.0%
EPS	$0.38	$0.37	+2.7%

First Half Ended June 30, 2012 Results

Revenues for the six months ended June 30, 2012 were $215.3 million, a 20.4% decrease from $270.5 million in the year-ago period, primarily attributable to lower sales in China and sales disruptions in the Company’s Siam Pacific facility while undergoing restoration work in the first quarter of 2012.

Gross profit for the first half of 2012 decreased by 22.4% to $22.8 million from $29.3 million in the year-ago period, representing gross margins of 10.6% and 10.8%, respectively. These decreases were primarily attributable to lower copper prices and lower gross margins for its distributed products.

Selling, general and administrative expenses for the first half of 2012 decreased 8.5% to $15.5 million from $17.0 million in the year ago period, primarily attributable to cost savings related to the disposal of Shangdong Fiber Optic Cable (China), partially offset by additional flooding damages identified in its Siam Pacific (Thailand) facility and higher operating expenses in its China and Australia business units. Operating income decreased to $11.0 million for the six months ended June 30, 2012 from $12.7 million in the corresponding period of 2011. The Company recorded a $0.7 million charge in the first half of 2012 related to the flooding in Thailand.

Net income attributable to APWC shareholders was $5.3 million for the first half of 2012 compared to $5.1 million in the corresponding period in 2011. Net income per basic and diluted share was $0.38 for the period, compared to $0.37 in the first half of 2011. The basic and diluted weighted average shares outstanding were 13.8 million for both periods.

Financial Condition

As of June 30, 2012, APWC had $54.2 million in cash and cash equivalents, $10.1 million in unrestricted short-term bank deposits, and $10.7 million in restricted short-term bank deposits, totaling $75 million, compared to cash and cash equivalents and unrestricted and restricted bank deposits totaling $91.2 million as of December 31, 2011. This decrease was primarily attributable to higher capital expenditures in the first half of 2012.

Total current assets were $319.4 million as of June 30, 2012 compared to $288.7 million at December 31, 2011. Working capital was $188.1 million as of June 30, 2012, as compared to $171.0 million at December 31, 2011. Shareholders' equity attributable to APWC was $153.0 million at June 30 2012, compared to $146.5 million at December 31, 2011. Net book value per share increased to $11.06 as of June 30, 2012 from $10.59 per share at December 31, 2011.

APWC used $16.4 million in cash from operating activities during the first half of 2012 compared to $13.1 million in cash used from operations in the first half of 2011. Accounts receivable was $113.8 million at June 30, 2012, representing 94 average days sales outstanding, compared to $98.3 million and 92 average days sales outstanding at December 31, 2011.

Share Repurchase Program

The Company announced today that its Board of Directors recently approved the implementation of a share repurchase program, pursuant to which the Company is authorized to repurchase up to $2 million worth of its Common Shares over the next 12 months. The Company plans to retain a financial adviser to manage the share repurchase program in accordance with Rule 10b-18 under the Securities Exchange Act. Once implemented, the common shares may be repurchased on the open market, in negotiated transactions, in block trades or otherwise. The timing and the extent of any purchases will depend upon market conditions, the trading price of the common shares and other factors, subject to the restrictions relating to volume, price and timing under applicable laws and regulations. The Company plans to announce the date of the commencement of the share repurchase program in the near future.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company's Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website http://www.sec.gov. All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

-Financial Tables Follow-

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the six-months
	ended June 30,(Unaudited)
	2011	2012
Net sales
Manufactured products (sales to related parties amounted to $2,514 in 2011 and $1,002 in 2012)	$240,562	$197,436
Distributed products	17,148	16,230
Supply, delivery and installation of wires and ables	12,823	1,628
	270,533	215,294
Cost of sales (purchases from related parties amounted to$29,416 in 2011 and $22,952 in 2012)	(241,208)	(192,544)
Gross profit	29,325	22,750
Selling, general and administrative expenses	(16,976)	(15,525)
Recovery(allowance) for doubtful accounts	365	(39)
Charge related to flooding	0	(749)
Recovery of losses from flooding	0	4,611
Income from operations	12,714	11,048
Exchange gain, net	42	665
Interest income	652	659
Interest expense	(1,795)	(988)
Loss on disposal of an investment	(68)	0
Share of net gain of equity investees	15	27
Other income, net	491	1,011
Income before income taxes	12,051	12,422
Income taxes expense	(4,518)	(3,780)
Net income	7,533	8,642
Less: Net income attributable to non-controlling interests	(2,395)	(3,348)
Net income attributable to APWC	5,138	5,294
Basic and diluted earnings per share	0.37	0.38
Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769
Other comprehensive income
Currency translation adjustment	(133)	389
Pension liability adjustments	-	10
Other comprehensive (loss) income for the period	(133)	399
Total comprehensive income for the period	7,400	9,041
Less: total comprehensive income attributable to
Non-controlling interest	(1,122)	(2,546)
Total comprehensive income attributable to APWC	6,278	6,495

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)
	As of December 31,2011	As of June 30,2012, (Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$76,672	$54,227
Unrestricted short-term bank deposits	2,529	10,132
Restricted short-term bank deposits	12,024	10,706
Accounts receivable, net of allowance for doubtful accounts of $4,614 at December 31, 2011 and $4,416 at June 30, 2012(unaudited)	98,329	113,755
Amounts due from related parties	5,227	4,998
Inventories
Distributed products	2,243	7,119
Finished products	35,786	40,853
Work-in-progress	16,434	21,821
Raw materials and supplies	24,552	36,754
	79,015	106,547

Deferred tax assets	5,185	4,907
Prepaid expenses	7,157	7,532
Other current assets	2,559	6,640
Total current assets	288,697	319,444

Property, plant and equipment:
Land	5,964	5,951
Land use rights	2,900	2,912
Buildings	49,749	50,403
Machinery and equipment	118,984	123,544
Motor vehicles	4,203	4,267
Office equipment	6,675	6,717
Construction in progress	2,547	1,188
	191,022	194,982
Accumulated depreciation and amortization	(148,108)	(150,147)
	42,914	44,835
Investments	618	617
Investments in equity investees	4,435	4,434
Other assets	108	95
Deferred tax assets	517	516
	5,678	5,662
Total assets	$337,289	$369,941

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank loans and overdrafts	52,813	47,140
Accounts payable	22,148	42,741
Accrued expenses	10,737	10,628
Amounts due to related parties	14,693	12,558
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	9,835	10,603
Other current liabilities	5,783	5,320
Current portion of long-term debt	0	625
Total current liabilities	117,741	131,347

Non-current liabilities:
Long-term debt, less current portion	0	13,375
Other non-current liabilities	3,678	3,374
Deferred tax liabilities	1,181	1,181
Total non-current liabilities	4,859	17,930
Total liabilities	122,600	149,277

Commitments and contingencies

Equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2011 and June 30,2012
Issued and outstanding shares -- 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	34,545	39,840
Accumulated other comprehensive income	286	1,487
Total APWC shareholders' equity	146,510	153,006
Non-controlling interests	68,179	67,658
Total equity	214,689	220,664
Total liabilities and equity	$337,289	$369,941

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the six-months
	ended June 30
	2011	2012
Net cash used in operating activities	($13,142)	($16,409)
Net cash used in investing activities	(4,785)	(10,790)
Net cash provided by financing activities	34,172	4,373
Effect of exchange rate changes on cash and cash
equivalents	(3,968)	381
Net increase (decrease) in cash and cash
equivalents	12,277	(22,445)
Cash and cash equivalents at beginning of period	63,217	76,672
Cash and cash equivalents at end of period	$75,494	$54,227

Contact:

Company Contact：

Asia Pacific Wire & Cable Corporation Limited

Mr. Frank Tseng, CFO

Phone: +886-2-2712-2558 ext. 66

Email: frank.tseng@apwcc.com

Web:   http://www.apwcc.com

Investor Relations Contact：

MZ Group

Mr. Scott Powell, Senior Vice President

Phone: +1-212-301-7130

Email: scott.powell@hcinternational.net

Web:   http://www.mz-ir.com